

Mail Stop 4561

December 11, 2015

David Schaeffer
Chief Executive Officer
Cogent Communications Holdings, Inc.
2450 N Street NW
Washington, DC 20037

      Re: Cogent Communications Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 27, 2015
              File No. 000-51829

Dear Mr. Schaeffer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Matthew Crispino

              Matthew Crispino
              Staff Attorney

cc: Brian D. Miller, Esq.
        Latham & Watkins LLP